    Exhibit 21.1
Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
HotApps International Pte. Ltd	Republic of Singapore
Crypto Exchange Pte. Ltd.	Republic of Singapore
HotApps Information Technology Co Ltd	People’s Republic of China
HotApp International Limited	Hong Kong (Special Administrative Region)
Crypto Exchange Inc.	Neveda